Mail Stop 3561

October 24, 2008

Mr. William Erfurth
Chief Executive Officer
Modern City Entertainment, Inc.
8551 Sunrise Boulevard
Suite 210
Fort Lauderdale, FL 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **March 31, 2006**
> **Filed June 1, 2007**
> **File No. 000-50468**

Dear Mr. Erfurth:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services